November 10, 2009
VIA TELEFAX (703) 813-6984
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
      and Exchange Commission
100 F. St. Street, NE
Washington, DC 20549
Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-K for the year ended September 30, 2008 Filed 01/13/09 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. Jack I. Ruff, our Chief Executive Officer and President, dated November 3, 2009. Your letter requested a response from Sunair Services Corporation (“Sunair”) within ten business days, on or before November 18, 2009. Attached, please find our response. Please note that the format of the response first sets out the comments from the November 3rd letter and then provides Sunair’s response.
     As you are aware we are under significant time pressure related to our pending merger with Massey Services, Inc. and would appreciate a phone meeting at your earliest convenience, hopefully either Thursday afternoon or Friday morning if possible. We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (407) 948-3317 or our counsel David Ristaino at (954) 468-2460.
Very truly yours,
Edward M. Carriero, Jr.
Chief Financial Officer
cc: Jack Ruff, CEO

Form 10-K for the year ended September 30, 2008
Note 1 — Business Activity and Summary of Significant Accounting Policies and Summaries, page 35
1.	Based on your responses to our prior comments and our conference call on October 27, 2009, we continue to question the reasonableness of your goodwill balance as of September 30, 2008 as well as throughout fiscal year 2009. We have the following additional comments.

•	We note that you announced on September 29, 2009 that you entered into a definitive merger agreement with Massey Services, Inc. pursuant to which Massey would acquire all of your common stock in an all cash transaction valued at $2.75 per share. Since the proposed purchase price is significantly below your historical book value, please tell us if you intend to recognize an impairment of your goodwill as of September 30, 2009 and provide us with an estimate of the amount of impairment.

•	We do intend to recognize impairment to our goodwill as of September 30, 2009. The impairment amount will be approximately $14.2 million. This amount was determined by multiplying the per share purchase price of $2.75 by the number of shares on a fully diluted basis (13,396,838), which totals $36.8 million, plus the assumed liabilities of approximately $23.0 million, which totals approximately $59.8 million, minus the total assets of approximately $74 million.

•	We continue to believe that the growth rates used in your analysis as of September 30, 2008 seem aggressive especially in light of the downturn of general economic conditions and the fact that your revenues have decreased in 2009 compared to 2008. Please tell us in greater detail your basis for the growth rates. It appears that you have limited history to rely upon; please address this in your response and advise us how you determined the rates were appropriate.

•	First, it must be noted that our projections were done prior to the recession and its severity being fully understood by the government, financial experts and marketplace as a whole. Initially, we produced a detailed line item budget for the fiscal year ended September 30, 2009, which indicated revenue of approximately $59.8 million and EBITDA of approximately $7.0 million. The revenue numbers were arrived at by estimating the number of accounts that would be sold by a single sales representative on a monthly basis, multiplied by the average expected sales price for each service sold, multiplied by the expected number of sales representatives. We also estimated the customer cancellation rates based on historical averages developed over several years for our renewal revenue. We then combined our new sales and renewal revenue projections to develop our overall revenue projections. The detailed line item budget yielded a 5.7% increase in revenue for the fiscal year 2009 which we felt was not only attainable but conservative based on previous fiscal year results. This rate was significantly lower than the 15.3% growth rate used the previous year. The actual revenue growth rate attained was 8.1% for the fiscal year ended September 30, 2008. We then settled upon a revenue growth rate of

7% for 2010 (which was approximately 1.1% below the actual growth rate attained for 2008 of 8.1%) and an annual growth rate of 10% for each fiscal year 2011 through 2013 which we also felt was attainable and conservative based on the 8.1% growth rate achieved in 2008. The 10% growth rate, which the Company has achieved over the past few months, is due primarily to the restructuring of our sales organization, increased new business pricing and significantly increased productivity already attained by our sales force.

•	Advise us of your expectations for growth beyond the 5 years presented on page 23 of your MD&A.

•	We used a 3.25% growth rate in estimating the terminal value. This is based on the Middleton Unit’s projected performance (including potential acquisitions), which assumes growth slightly better than the general level of expected inflation, which was 2.5% per the Federal Reserve Bank of Philadelphia, Livingston Survey, June 2008.

•	Please compare your discounted cash flows to the terminal value.

•	In the original impairment test we used the Gordon Growth Model to compute the terminal value. Using the weighted average cost of capital (“WACC”) of 15% less the expected growth rate of 3.25% we had a capitalization rate of 11.75% for the terminal year. Applying this capitalization rate to the projected debt free cash flow of approximately $9.4 million for the year ended 9-30-13, the estimated present value of the terminal value was $42.7 million.

•	Explain to us your basis for using 15% as your weighted average cost of capital.

•	We used a build up method with the following inputs: a 4.33% yield on the 20 year Treasury bond as of 10-1-08, a 7.1% equity risk premium, a 5.82% size premium and a negative 4.41% industry risk premium (obtained from Morningstar, Inc.’s 2008 Ibbotson SBBI Valuation Yearbook) and a 3.41% specific company risk premium. This estimated the cost of equity to be approximately 16.3%. The Company’s cost of debt was approximately 4.1%. After weighting these amounts we estimated the WACC to be approximately 15.0%, which we believe was a reasonable estimate of the WACC as of 9-30-08.

•	Based on your previous representations, you believe that although your revenues have decreased in 2009 compared to 2008, you have improved your profitability through the reduction of expenses. Tell us the main drivers of these expense reductions and how you intend to sustain them.

•	Middleton has undergone significant systemic changes as an organization from July 2008 when Jack Ruff replaced John Hayes as Chief Executive Officer. We became an organization focused on improving profitability via the implementation of informed, objective business strategies and decisions based on timely and accurate information and timely monitoring of changes made to be sure that profitability goals are being met. This change represented a significant cultural departure from the previous management philosophy. This change in focus was reinforced by replacing automatic 3% annual salary increases, which were not supported by performance reviews, with a pay for performance incentive pay plan which rewarded profitability first and revenue growth second, only if accompanied by the achievement of profitability goals. All non-commissioned employees participated in this incentive pay plan. The new corporate culture worked to perfection even during a year of significant revenue constriction brought about by the onset of a severe economic recession. Middleton’s revenue was down approximately $5.4 million year over year and $8.6 million from the budgeted amount. However, Middleton’s EBITDA increased $2.2 million from $5.2 million in 2008 to $7.4 million in 2009 an increase of 41.7% despite a 9.6% reduction in revenue. There were several other key initiatives that drove the increase in profitability as follows:
a.	Consolidation of unprofitable branches into profitable branches resulting in extremely profitable branches thereby increasing overall profitability.

b.	Reduction and leveraging of corporate and operational vehicle fleet resulting in right sized efficiencies, better utilization and commensurate cost savings.

c.	Hiring of new purchasing manager resulting in the renegotiation of several major supply contracts (i.e. health insurance, office supplies, uniform rental, chemical purchasing, vehicle leasing, vehicle repairs) and monitoring of all corporate expenditures resulting in significant savings.

d.	Centralization of several significant back office functions thereby increasing operational efficiencies, reducing staffing levels and increasing customer satisfaction (i.e collections, renewal scheduling, verification and customer retention). These functions were previously handled in several locations by many more employees.

e.	Hiring of fleet manager to right size fleet, oversee vehicle repairs and maintenance, selection and purchase of new fuel efficient vehicles, the purchase of fuel and the monitoring of fuel usage.

f.	Our positive cash flows have enabled us to significantly pay down our debt thereby significantly reducing our interest expense.
As these changes in operating metrics and business functionality are not temporary in nature they will not only be sustainable but should be able to be leveraged even further with the expected revenue growth.

•	You previously told us that you received an unsolicited offer of $3.00 per share in 2008 which you rejected, because you believed it to be below the fair value of your company. However, you have now accepted an offer below that amount at $2.75 per share in 2009. Please provide us with an explanation for the change in your conclusions regarding these offers. Furthermore, you told us in our conference call that you have been working with Massey on and off since the 2008 offer and that you finally came to agreement in September of 2009 as noted above. You also told us that your main concerns during the negotiations regarded the deposit amount and also Massey’s ability to obtain financing, not the price per share of the offers. Furthermore, you disclose on page 20 of your proxy statement filed October 2, 2009 that in January 2009 after reviewing your company’s current business operations, your special committee recommended accepting a price per share of $3.00 per share from Massey. You also note that after the full board reviewed the recommendation, you made a counter offer to Massey at $3.25 per share with additional conditions. Based on these statements, it appears that you believed that the value of your company was below the carrying value, but you did not record any goodwill impairment. Please explain.

•	In determining whether we experienced any impairment we first evaluated whether there were any impairment indicators. Beginning with our goodwill analysis and consistent with the manner in which we have been addressing this issue we first reviewed FASB 142, “Goodwill” paragraph 17 which indicates that an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that this asset might be impaired. (Paragraph 8 of Statement 144 includes example of impairment indicators.)

The next step is to review the impairment indicators to determine whether there were any during the course of the fiscal year. Paragraph 8 indicates “A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:
a.	A significant decrease in the market price of a long-lived asset (asset group)

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. (The term more likely than not refers to a level of likelihood that is more than 50 percent.) For goodwill impairment purposes we considered impairment at the reporting unit level rather than the long-lived asset group level as indicated in paragraph 8f.

At each reporting period (i.e. 9/30/08, 12/31/08, 3/31/09, 6/30/09 and 9/30/09) all the above listed impairment indicators were considered and it was concluded that no impairment indicator existed prior to the fourth fiscal quarter ended 9/30/09. As your comment letter focuses on the impairment indicator delineated in paragraph 8f. (A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life (The term more likely than not refers to a level of likelihood that is more than 50 percent)). We will give a detailed description of our consideration of this potential impairment indicator and the bases for our conclusion. The key point relates to the “more likely than not” probability that we would sell the long-lived asset significantly before its previously estimated useful life.

As previously discussed with the Staff at no time prior to the final agreement being reached in the 4th fiscal quarter of 2009, could the Company conclude that the offer from Massey met the criteria in paragraph 8f of SFAS 144, i.e., there was a less than 50% chance that the sale would ultimately be finalized given the terms and conditions placed on the offer. There were a number of reasons why we did not believe that we had reached a level of likelihood of greater than 50% on the sale of our reporting unit. Some of those critical reasons are as follows:
a.	The offer of $3.00 was an unsolicited offer coming from a shareholder, Massey Services. The Company had no formal plan of sale in place at the time the offer was received.

b.	The offer of $3.00 from Massey contained too many conditions that were not acceptable to our Board of Directors such as the a) low offer price, b) a “no shop” provision, and c) no deposit, a tool used to gauge the buyer’s commitment to close.

c.	The offer letter was never presented in a binding format but rather in a non-binding indication of interest format which provided no assurance of closing. It was not until we reached agreement on numerous issues and executed the definitive merger agreement in September 2009, that we finally had a binding offer.

d.	The ability of the buyer to obtain financing for this transaction was a material uncertainty. With all of the recent financial constraints experienced by many in the marketplace at that time, absence of committed financing raised questions as to the viability of this offer. Until we received assurance in the form of firm written commitments in the fourth fiscal quarter of 2009, we could not conclude that financing commitments were in place.

e.	The offer lacked a substantial non-refundable deposit, a tool used to gauge the buyer’s commitment to close. It wasn’t until September 2009, when the buyer agreed to a non-refundable cash deposit of $4.0 million and the mutual agreement of the parties regarding the other open issues that we concluded that we had reached the “more likely than not” likelihood of greater than 50% that the proposed transaction documented by the definitive merger agreement would in fact close.
The counter offer of $3.25 per share proposed by the Company was a minimum required price for the Company to give any consideration to Massey’s offer rather than a firm price at which the Company would be sold (refer to attached letter dated January 12, 2009) and was made as part of the overall negotiations with Massey, and further contained several additional terms and conditions required by the Company. The letter contain stipulations as follows; (i) a minimum per share price of $3.25 per share, (ii) a $5 million non-refundable deposit, (iii) a definitive agreement executed by January 31, 2009, (iv) a 20 day go shop clause and (v) a 3% break-up fee prior to engaging in negotiation regarding a transaction. Despite the extended length of negotiations the Company’s board determined at that time that no substantial progress was being made towards resolving the open issues. Neither management nor the board of directors at that time could conclude that agreement would be reached on the open issues ultimately resulting in a more likely than not scenario that the transaction contemplated by this offer would close.

It wasn’t until September 2009, when the 50% level of likelihood that this sale transaction would occur was exceeded. On September 28, 2009, we executed the definitive merger agreement with Massey. As of that date we had a binding merger agreement, including firm financing commitments, a $4.0 million non-refundable deposit and a fiduciary out which would allow us to entertain other offers to purchase the Company after executing the merger agreement subject to a breakup fee. The transaction appeared very likely to be completed. We accepted a lower price of $2.75 as this was now a committed offer, rather than a non-binding indication of interest, with a substantial deposit and with terms acceptable to our Board of Directors.

Therefore, we concluded that we did have a triggering event that would require us to reassess the value of our intangible assets for potential impairment In September 2009. Since the signing of the merger agreement coincided with the end of our fiscal year, the point at which we would normally undergo our annual intangible asset impairment valuation review, we decided to undergo our normal comprehensive review to determine the amount of the impairment.

As indicated above we entered into the merger agreement with Massey as of September 28, 2009. As of September 30, 2009, our book value per share was approximately $3.81 per share. We will recognize an impairment to our goodwill as of September 30, 2009. The impairment amount will be approximately $14.2 million. This amount was determined by multiplying the per share purchase price of $2.75 by the number of shares on a fully diluted basis (13,396,838), which totals $36.8 million, plus the assumed liabilities of approximately $23.0 million, which totals approximately $59.8 million, minus the total assets of approximately $74 million.

2.	Notwithstanding our comment above, please advise us of you proposed disclosure to be included in your proxy statement which contains a robust discussion of why you did not recognize any impairment prior to September 30, 2009. Also, discuss your estimated impairment amount as of September 30, 2009 in your proposed disclosure.

The Company has concluded that in conjunction with the merger and the agreed upon purchase price, in accordance with Statement of Financial Accounting Standards 142 (“SFAS 142”) a

goodwill impairment triggering event occurred in September 2009. SFAS 142 requires goodwill to be tested for impairment annually and more frequently if events or changes in circumstances indicate that an asset might be impaired. We test goodwill for impairment annually as of September 30, which is the last day of our fiscal year. Additionally, goodwill impairment is reviewed each quarter by management in connection with the preparation of our quarterly financial statements.

We entered into the merger agreement with Massey as of September 28, 2009. As of September 30, 2009, our book value per share was approximately $3.81 per share. We anticipate we will recognize an impairment to our goodwill as of September 30, 2009. The impairment amount will be approximately $14.2 million, which was determined by multiplying the per share purchase price of $2.75 by the number of shares on a fully diluted basis (13,396,838), which totals $36.8 million, plus the assumed liabilities of approximately $23.0 million, which totals approximately $59.8 million, minus the total assets of approximately $74 million, which totals ($14.2 million). The write down is a non-cash event and has no affect on the company’s liquidity, cash flows, tangible capital ratios or operations.

In addition to our annual testing for impairment, management monitors changes in circumstances and financial results for potential impairment indicators. During each of the quarters in fiscal year 2009, after carefully considering many factors we determined that no indicators of impairment to our goodwill had occurred during the period prior to September 30, 2009, and therefore no impairment charges were recorded in the interim reporting periods.

Among the factors we reviewed during this period were the Company’s decreased stock price. We concluded that the Company’s share price was not a primary indicator of its value but more a result of depressed share prices generally caused by overall economic and market conditions. We also reviewed our financial results. We observed that notwithstanding our decrease in revenue for each period tested (approximately $5.4 million lower than revenue for fiscal year 2008) due to significant changes to the way we operated our business, Middleton’s EBITDA increased $2.2 million from $5.2 million in fiscal year 2008 to $7.4 million in fiscal year 2009, an increase of 41.7%. So although revenue was lower in 2009, cash flow and profitability were up significantly.

In addition, the Statement of Financial Accounting Standards 144, paragraph 8f. provides that impairment testing shall be completed when there is a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. In our case, the ongoing discussions with Massey and others brought into question whether the enterprise value of the reporting unit, Middleton, had incurred an impairment. During the time periods that we were discussing a possible transaction with Massey, including during each of the our quarters in fiscal year 2009, we concluded that due to several significant terms and conditions of the various bids from Massey, which were unacceptable to us, including a lack of committed financing and a lack of a nonrefundable deposit, we could not conclude that it was more likely than not that a transaction would occur and we therefore determined that no impairment to our goodwill had occurred during the periods prior to September 2009. During the fourth quarter of fiscal 2009, the proposal from Massey provided for committed financing, a nonrefundable deposit, and the parties reached agreement on other open issues, therefore making it more likely than not that a transaction would occur and that an impairment charge was necessary.

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January 12, 2009
Mr. Brian Short
Deckert LLP
Cira Centre
2829 Arch Street
Philadelphia, PA 19104-2808
     RE: Sunair Services Corp. (“Sunair”)/Massey Services, Inc. (“Massey”)
Dear Brian:
     As you know, in December Massey submitted a proposal to acquire Sunair. The Sunair Board has met and made a determination to investigate that proposal.
     The Board of Sunair proposes that the process proceed as follows:
1.	Attached is the income statement and the balance sheet of Sunair as of November 30, 2008. Based on this information, the Board would consider an offer of $3.25 per share to all its Shareholders, which would include payment for all in the money stock options.

2.	A definitive agreement by January 31, 2009. At the time of signature of such definitive agreement should be executed, we expect a non-refundable payment by Massey to Sunair of $5,000,000. This payment would be credited against the merger consideration. Our primary concern is certainty of closing and we would expect you to have firm financing commitments satisfactory to us at that time.

3.	As you would expect, in order to carry out our fiduciary duties, we would need a 20-day go-shop provision after the execution of the definitive agreement.

Mr. Brian Short
January 12, 2009

4.	We believe that the break-up fee payable to you in the event a different offer from a third party at a higher price closes would be an amount equal to 3% of the amount you were going to pay to our shareholders.
     Please contract me with any comments.

Very truly yours,
/s/ Stephen K. Roddenberry
Stephen K. Roddenberry

SKR/vjw